Exhibit 99.1

Tembo Announces Definitive Agreement to Supply EV Conversion Kits for 4x4 Electric Light Vehicles in Landmark Deal

Definitive distribution agreement for a minimum of 4,000 kits until December 2027

Represents VivoPower’s largest distribution deal to date for Tembo kits

Definitive agreement increases total commitments and orders to over 10,000 kits

Heralds Tembo’s entry into 2nd hand vehicle repowering market

Total addressable market for 2nd hand vehicle repowering estimated to be worth $110 bn*

LONDON, November 8, 2022 (GLOBE NEWSWIRE) - VivoPower International PLC (NASDAQ: VVPR, the “Company”) is pleased to announce that the Company and its wholly-owned subsidiary, Tembo e-LV B.V. (“Tembo”), have entered into a Definitive Distribution Agreement with Energy Trading Company Mauritius (“ETC Mauritius”) to sell, distribute and market Tembo electrification conversion kits for Toyota 4x4 second-hand vehicles in the Republic of Kenya.

Under the agreement, ETC Mauritius has committed to sell a minimum of 4,000 Tembo e-LV conversion kits from execution of this agreement until 31st December 2027 across various industry sectors in Kenya. ETC Mauritius will be responsible for acquiring Toyota second-hand vehicles, converting the vehicles to ruggedised e-LVs using Tembo solutions, selling the units to end-customers and providing after-sale servicing and maintenance with support from Tembo.

This agreement marks VivoPower’s largest distribution deal to date for Tembo e-LV conversion kits, based on number of kits. Sectors where the Tembo e-LVs will be used are wide-ranging, including government services, agriculture, tourism and mining. Importantly, VivoPower is also entering the second-hand vehicle market, which represents a considerably larger addressable market than that for conversion of new vehicles and allows for on-road applications of our e-LV kit.

Tembo’s conversion kits transform diesel-powered Toyota Land Cruiser and Hilux vehicles into ruggedised electric light vehicles for use in mining and other hard-to-decarbonise sectors. Tembo e-LV products are a key component of VivoPower’s turnkey net-zero solutions to assist both government and corporate enterprises accelerate towards their decarbonisation goals.

Kevin Chin, Executive Chairman and CEO of VivoPower, said:

“We are delighted to announce this distribution partnership with ETC, given their longstanding and deep ties with both government and the private sector in Kenya. This partnership is a landmark milestone for Tembo e-LV on two fronts: it represents our single largest commitment of future orders for Tembo e-LV conversion kits at all levels within a single country and importantly it heralds our entry into the second-hand vehicle repowering market, which effectively multiplies our total addressable market. We look forward to working closely with the ETC team to deliver our solutions to Kenya, assisting both government and private sector achieve their energy transition goals over the next five years and beyond.”

Sacha E Cook, CEO of ETC Mauritius, said:

“We are delighted to become a distributor of Tembo e-LVs in Kenya, which will allow us to play a significant role in achieving our country’s net zero targets by 2030. Having evaluated a number of alternatives, we decided to partner with Tembo, with which we can lead the way to decarbonise key sectors, including mining, public sector, agriculture and tourism across the country. We look forward to becoming part of the Tembo e-LV family and building a solid partnership in the coming years.”

About VivoPower

VivoPower is an award-winning global sustainable energy solutions company focused on battery storage, electric solutions for customised and ruggedised fleet applications, solar and critical power technology and services. The Company's core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net-zero carbon status. VivoPower is a certified B Corporation with operations in Australia, Canada, the Netherlands, the United Kingdom, the United States, and the United Arab Emirates.

About ETC Mauritius

Energy Trading Company Mauritius currently has investments and operations in clean energy (50% of Rift Gas Ltd, Kenya) and micro mobility company (SKOOT, United Kingdom). The fundamental principle and driving force of the business and its investment portfolio is to contribute to achieving Net Zero across the clean energy and transport sectors.

All trademarks referenced herein are the property of their respective owners.

* Source: VivoPower estimate.

Forward-Looking Statements

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